Exhibit 99.1

Infobird’s Successful Launch of Intelligent SaaS for a Leading Fintech Company Paves the Way for Further Expansion in Financial Industry

Standardized AI Product Enables Optimization of Customer Service of Fintech Service Platform

BEIJING, CHINA / ACCESSWIRE / July 20, 2021 / Infobird Co., Ltd (Nasdaq:IFBD) (“Infobird” or the “Company”), a software-as-a-service provider of innovative AI-powered, or artificial intelligence enabled, customer engagement solutions in China, announced the successful implementation of its Intelligent Quality Inspection SaaS, a new product in the era of artificial intelligence, with one of the leading Fintech companies in China. With the help of Infobird’s Intelligent Quality Inspection SaaS, the Fintech client’s customer service platform has realized intelligent management and operation, and sets the foundation for further upgrade of its customer service.

Infobird has continuously promoted the implementation of intelligent quality inspection in various industries in recent years, effectively expanding the application boundary of intelligent quality inspection. Since its launch, Infobird’s Intelligent Quality Inspection has been used in Financial, E-commerce, Retail and other industries. It is a standardized intelligent SaaS product that can empower the clients to better track the engagement between the customer service or sales agents and end customers. This solution is essential for many industries, especially the financial industry which has very high compliance and service requirements for customer and sales centers. Inforbird’s success in serving this leading Fintech client with Intelligent Quality Inspection is expected to pave the way for future expansion into financial industry. Based on the past experiences in financial and other industries, the Company will continue to evaluate the value of intelligent quality inspection, with the goal of deploying a series of intelligent customer service products to accelerate the digital and intelligent transformation and upgrading of enterprise customer service centers.

The Fintech company attaches great importance to customer service, and continuously elevates the quality of management and customer service through various methods including quality inspection and training. In order to use intelligent technology to further upgrade the management and customer service experience, the client introduced Infobird’s Intelligent Quality Inspection system. Through long-term cooperation, the client has taken a great leap in customer service quality inspection from manual inspection by random sampling to automatic inspection with 100% coverage, which effectively liberated quality inspectors, achieved 100% inspections, and comprehensively improved management efficiency.

100% automatic and efficient, enhancing workforce efficiency

Infobird researched and analyzed the customer service business scenarios of its Fintech client, and built a flexible multi-dimensional quality inspection model. The quality inspection coverage rate reached 100%, and the quality inspection efficiency increased by more than 100 times. The data shows that after using Infobird’s Intelligent Quality Inspection, the number of quality inspection personnel employed by the customer service center was greatly reduced. Quality inspection personnel can now devote themselves to more valuable work, such as conducting customer service training and management work.

Comprehensive inspection and targeted enhancement of services

Through keyword and semantic quality inspection, Infobird’s Intelligent Quality Inspection conducts a comprehensive inspection of the customer service work, and analyzes it from various angles such as compliance, professionalism, and service process. On one hand, it has improved risk control capabilities and handled them in a timely manner, reducing the risk of customer complaints. On the other hand, it can spot the shortcomings of a single customer service agent and the team as a whole, and carry out more targeted training in attitudes and etiquette, service skills, and knowledge reserves, etc. At the same time, by monitoring the service process, the Fintech client can also optimize and adjust the standard process from a big-picture perspective.

Multi-dimensional reports comprehensively improve management efficiency

All the inspection results of Infobird’s Intelligent Quality Inspection can be consolidated to generate multi-dimensional reports, which brings great convenience to the management of the customer service center. By analyzing the reports, managers can be more targeted when assessing and allocating human and tangible resources.

In the long run, the value of Infobird’s Intelligent Quality Inspection lies also in helping companies harvest the value of data through multi-dimensional data analysis, such as user portraits, customer focus, and market conditions, and then guide companies to optimize products and services, conduct precision marketing, and make management decisions. Therefore, Infobird’s Intelligent Quality Inspection not only is an inspection tool of the communicational content of customer service, but also contributes to the growth and progress of the client company in the whole journey of customer relationship development by promoting the integrated upgrade of customer service, marketing and management.

About Infobird Software Co. Ltd.

Infobird, headquartered in Beijing, China, is a software-as-a-service provider of innovative AI-powered or enabled customer engagement solutions.

For more information about the company, visit www.Infobird.com.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to Infobird’s proposed initial public offering. Words such as “will,” future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed initial public offering discussed above will be completed on the terms described. Completion of the proposed initial public offering and the terms thereof are subject to numerous factors, many of which are beyond the control of Infobird, including, without limitation, the failure of customary closing conditions and the risk factors and other matters set forth in the prospectus included in the registration statement in the form last filed with the SEC. Infobird undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contacts:
Infobird Co., Ltd
Yimin Wu, Chief Executive Officer and Chairman of the Board of Directors
wuym@infobird.com
86-010-52411819

Infobird Co., Ltd Investor Relations
TraDigital IR
Kevin McGrath
+1-646-418-7002
kevin@tradigitalir.com

SOURCE: Infobird Co., Ltd.